UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 000-51138

GRAVITY Co., Ltd.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Samil PricewaterhouseCoopers, our independent auditor for the fiscal year ended December 31, 2017, December 31, 2016 and January 1, 2016 for our separate financial statements in conformity with International Financial Reporting Standards as adopted by the Republic of Korea, or Korean IFRS, have conducted audits and expressed opinions with regards to the separate statements of financial position of Gravity Co., Ltd. (the “Company”) as of December 31, 2017, December 31, 2016 and January 1, 2016 and the related separate statements of comprehensive income, changes in equity and cash flows for the years ended at December 31, 2017 and 2016, expressed in Korean Won.

Samil PricewaterhouseCoopers, our independent auditor for the fiscal year ended December 31, 2017, December 31, 2016 and January 1, 2016 has also conducted audits and expressed opinions with regards to the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2017, December 31, 2016 and January 1, 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended at December 31, 2017 and 2016, expressed in Korean Won. The consolidated subsidiaries as of December 31, 2017 and as of December 31, 2016 are NeoCyon, Inc., Gravity Interactive, Inc., Gravity Games Corporation and Gravity Entertainment Corporation.

The audited separate financial statements and the audited consolidated financial statements are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: April 5, 2018

Exhibit Index

Exhibit No.	Description
99. 1	The Company’s Korean IFRS separate financial statements as of and for the years ended December 31, 2017, December 31, 2016 and January 1, 2016 and the independent auditor’s report
99. 2	The Company’s Korean IFRS consolidated financial statements as of and for the years ended December 31, 2017, December 31, 2016 and January 1, 2016 and the independent auditor’s report